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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)*

                            Medical Graphics Corporation
                            -----------------------------
                                   (Name of Issuer)

                            Common Stock, $0.05 par value
                            -----------------------------
                            (Title of Class of Securities)

                                      584907109
                            ------------------------------
                                    (CUSIP Number)

                                 Thomas G. Lovett IV
                             Lindquist & Vennum P.L.L.P.
                                   4200 IDS Center
                                80 South Eighth Street
                             Minneapolis, Minnesota 55402
                              Telephone:  (612) 371-3211
                            ------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    April 15, 1997
                            ------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 3 Pages

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CUSIP No.      584907109
--------------------------------------------------------------------------------

 (1)   NAMES OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       FAMCO II LIMITED LIABILITY COMPANY, I.D. No. 41-1870858
       FAMILY FINANCIAL STRATEGIES, INC., AS ITS MANAGER, I.D. NO. 41-1835679
--------------------------------------------------------------------------------

 (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  / /
                                                                        (b)  / /

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 (3)   SEC USE ONLY

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 (4)   SOURCE OF FUNDS (See instructions)         WC,BK

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 (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   / /
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 (6)   CITIZENSHIP OR PLACE OF ORGANIZATION

       FAMCO II LIMITED LIABILITY COMPANY - DELAWARE
       FAMILY FINANCIAL STRATEGIES, INC. - MINNESOTA

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                         (7) SOLE VOTING POWER           444,445



           NUMBER OF     ------------------------------------------------------

             SHARES      (8) SHARED VOTING POWER            -0-

          BENEFICIALLY

            OWNED BY     ------------------------------------------------------

              EACH       (9) SOLE DISPOSITIVE POWER      444,445

           REPORTING

             PERSON      ------------------------------------------------------

              WITH       (10) SHARED DISPOSITIVE POWER      -0-



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(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              444,445

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(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See instructions)                                                    / /

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(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.6%
-------------------------------------------------------------------------------

(14)   TYPE OF REPORTING PERSON (See instructions)

              OO,IA,CO
-------------------------------------------------------------------------------
                                  Page 2 of 3 Pages

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Item 5.  INTEREST IN SECURITIES OF THE ISSUER

    Medical Graphics Corporation (the "Issuer") and FAMCO II Limited Liability Company ("FAMCO II"), by its manager Family Financial Strategies, Inc. ("FFS"), entered into a Stock Purchase Agreement dated as of March 31, 1997. The Agreement provided for the purchase of an aggregate 444,445 shares of Class A Stock of the Issuer (the "Shares") by FAMCO II at two closings to be held on
March 31 and April 15, 1997, respectively.   On April 8, 1997, FAMCO II and FFS
filed a Schedule 13D to report the acquisition of 148,148 Shares by FAMCO II. On April 15, 1997, the Issuer issued the remaining 296,297 Shares to FAMCO II. Pursuant to the Stock Purchase Agreement, the 444,445 Shares are convertible, one-for-one, into shares of Common Stock of the Issuer. A copy of the Stock Purchase Agreement was filed as Exhibit 3 to the original Schedule 13D.


SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 17, 1997

                             FAMCO II LIMITED LIABILITY COMPANY
                                BY ITS MANAGER
                                FAMILY FINANCIAL STRATEGIES, INC.


                             By: /s/ John D. Wunsch
                                --------------------------------------------

                              Its:  Chief Executive Officer
                                  ------------------------------------------


                                  Page 3 of 3 Pages